Suite 3120 - 666 Burrard Street Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol - ARZ
NYSE Amex - Ticker Symbol - AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 27 - 2010

September 29, 2010
FOR IMMEDIATE RELEASE

AURIZON AND TYPHOON DRILL 112.50 GRAMS/TONNE OF GOLD
OVER 6.0 METRES ON THE FAYOLLE PROJECT

Aurizon (TSX:ARZ; AMEX:AZK) (“Aurizon” or the “Company”) is pleased to announce results from the first four holes from the exploration program on the Fayolle property in north-western Quebec.  The current drill program is the first phase of a work program totalling $3.5 million to be spent by Aurizon under the joint venture agreement announced on May 18th 2010.  The Fayolle property is 100% owned by Typhoon Exploration Inc. (“Typhoon”) and Aurizon can earn a 50% interest, subject to an underlying 2% net smelter royalty, by incurring expenditures of $10 million over four years.  Aurizon can earn an additional 15% interest for a total interest of 65% by either delivering a feasibility study or spending an additional $15 million on the project.

The property is located on the Porcupine Destor Break, 10 kilometres north of Aurizon’s Joanna project.  A January 19, 2007 resource estimate report prepared for Typhoon dated February 21, 2007 titled “Mineral Resources Evaluation of the Fayolle Gold Deposit 43-101 Technical Report” by Alain Carrier, M.Sc., P. Geo, of InnovExplo Inc. (the “InnovExplo Report”), which is available on SEDAR at www.sedar.com under Typhoon’s profile, reported that the Fayolle deposit extends down to 200 metres and hosts an inferred resource of approximately 2,191,000 tonnes at a grade of 1.6 grams per tonne for 113,000 ounces of gold, using a cut off grade of 0.5 grams per tonne.  According to the InnovExplo Report, the  existing resources are comprised of a combination of high-grade material and low-grade disseminated pyrite.  In planning the current program, Aurizon developed a spatial model for grade distribution that has identified high-grade zones trending perpendicular to the main deformation corridor which is oriented NW-SE.  The results of the first four  drill holes which were drilled at N250 appear to confirm the new model with improved continuity between mineralized zones compared to the previous program, where the holes were generally drilled at N330°.

To date, 4,648 metres have been drilled in fourteen holes as part of a 15,000 metre program aimed to test the new grade model on the Fayolle deposit and to explore the entire deformation corridor transecting the property along a strike length of more than 2 kilometres.  Drill results and associated geological interpretations have been received for the first four holes (FA-10-01 to FA-10-04, totalling 1,455 metres) which have been drilled in the Fayolle deposit using a 50 metre spacing to test geometry and grade consistency.  The drill core was systematically sampled.  Assays  and/ or verifications are still pending for the remaining 10  holes drilled to date.

The best result from the first four holes was from hole FA-10-04 which returned 112.50 grams per tonne of gold over 6.0 metres.  This intersection is located within the central portion of the deposit, within the inferred resource envelope identified by the InnovExplo Report.  The best results from each of the first four holes are shown in the table below.  It is possible that the results shown in the table below, for holes FA-10-01, FA-10-02 and FA-10-03, come from stacked parallel lenses forming a 60 metre wide corridor down to a depth of 200 metres.  Mineralized zones appear to be cut perpendicular to their orientation, enhancing the true width interpretation.

Aurizon Mines Ltd.
News Release – September 29, 2010

Aurizon and Typhoon Drill 112.50 Grams/Tonne Gold Over 6.0 Metres on the Fayolle Project

Hole number	From (metres)	To (metres)	Core length (metres)	Grade (grams/tonne gold)
FA-10-04	61.0	67.0	6.0	112.50
FA-10-03	208.0	211.0	3.0	6.30
FA-10-02	250.0	252.0	2.0	5.72
FA-10-01	192.0	193.5	1.5	33.79

Mineralization is hosted by strongly sheared and brecciated ultramafic rocks and dykes of varied but generally intermediate composition.  Alteration is strong, marked by a carbonate replacement of ultramafic rocks and hematization of intrusions.  Gold is found as free grains, locally reaching a millimetre scale, filling cracks and veinlets in both host rock types.

Outlook

The current exploration program at Fayolle is aimed at expanding the current resource laterally and down dip and at gaining enough geological knowledge to explore efficiently the favourable deformation corridor transecting the property.  The current exploration program includes two  drill rigs operating for the remainder of the year representing an estimated additional investment of approximately $3.0 million.

Quality Control and Qualified Person

Core assays are performed on core sawed in half, with standard fire assay procedures and atomic absorption finish. Certified reference material, duplicate and blanks are inserted in the sample sequence for quality control. Primary assaying is performed by ALS Chemex of Val d'Or. The rejects for all samples returning >10 g/t Au are totally pulverized and re-assayed.

All drill core is oriented using Fordia’s “Corientr” tool to interpret geological structures, and the first three holes, FA-10-01 to FA-10-03, were also surveyed every 3 metres using both Flexit and Gyro instruments to compare deviations.

Information of a scientific or technical nature included in this release, other than information derived from the InnovExplo Report, has been prepared under the supervision of Martin Demers, P. Geo., Exploration Manager of Aurizon and Qualified Person under NI 43-101.

Readers are cautioned that neither Aurizon nor any qualified person on behalf of Aurizon has verified the data disclosed in the InnovExplo Report or any of the sampling, analytical or test data underlying the opinions and estimates set forth in the InnovExplo Report, and assume no responsibility for such information.

Additional Information

The attached sketch shows  the drill holes announced in this news release compared to previous drilling.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

Aurizon Mines Ltd.
News Release – September 29, 2010

Aurizon and Typhoon Drill 112.50 Grams/Tonne Gold Over 6.0 Metres on the Fayolle Project

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932	Martin Bergeron, Vice President, Operations Telephone: (819) 874-4511 Fax: (819) 874-3391
Web Site: www.aurizon.com Email: info@aurizon.com
or

Renmark Financial Communications Inc.
1550 Metcalfe, Suite 502

Montreal, QC   H3A 1X6

Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media: Lynn Butler: lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Technical information on drill holes from this new release

Hole ID	Easting UTM	Northing UTM	Azimuth	Dip	Length (m)
FA-10-01	662320.9	5367206.6	250	-50	423
FA-10-02	662303.0	5367147.0	250	-50	411
FA-10-03	662324.0	5367261.0	250	-50	396
FA-10-04	662180.6	5367155.5	250	-50	225

FORWARD LOOKING STATEMENTS AND INFORMATION

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). The forward-looking information contained in this news release is made as of the date of this news release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Specifically, this news release contains forward-looking information with respect to future exploration work on the Fayolle property. Forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, that the current price of and demand for gold will be sustained or will improve.  However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that required supplies, equipment or personnel will not be available or will not be available on a timely basis or that the cost of labour, equipment or supplies will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of accidents, labour disputes and other risks generally associated with exploration, unanticipated delays in obtaining governmental approvals or financing or in the completion of exploration activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

Aurizon Mines Ltd.
News Release – September 29, 2010

Aurizon and Typhoon Drill 112.50 Grams/Tonne Gold Over 6.0 Metres on the Fayolle Project

CAUTIONARY NOTE TO U.S. READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities and is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. In addition, as a Canadian reporting issuer, the Company is required to describe mineral resources associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of "indicated" or "inferred", which categories of resources are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

The SEC allows mining companies, in their filings with the SEC to disclose only those mineral deposits they can economically and legally extract or produce. Accordingly, information contained in this News Release regarding our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

In particular, this News Release may use the term "indicated" resources. U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release also uses the term "inferred" resources. U.S readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.